Exhibit 99.1

Medical Protection Society (MPS) Selects Sapiens’ P&C Insurance Software Suite

Holon, Israel – November 16, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today that the Medical Protection Society (MPS) – the world’s leading protection organization for doctors, dentists and healthcare professionals – has selected the Sapiens IDIT software suite as its new membership system.

MPS’ primary objective as a non-profit is to provide advice, education and support for its members around the world, which requires an ultra-efficient processing environment. Due to Sapiens IDIT’s extensive capabilities, including its support of international operations, MPS will be able to easily adopt the IDIT system rather than adapting it to their functional needs and workflow preferences, resulting in shorter implementation time and an overall lower cost of ownership.

“As a not-for-profit membership organization, we exist purely for the benefit of our members. We chose the IDIT suite to update our membership system and enable us to continue to provide world-class service to over 300,000 members worldwide,” said Dan Bown, MPS’ executive director of operations and chair of the Transformation Steering Committee.

“Our selection of Sapiens was based not only on the quality of the IDIT offering, but also on the reputation of the Sapiens team and their delivery track record,” added Dan Bown. “During the evaluation effort we spent a good deal of time with a number of Sapiens’ clients in the UK to learn about their experiences, which reaffirmed our positive impression of the company. Sapiens IDIT meets our current needs, while also providing us with a solution for the future.”

Anticipated benefits from the adoption of Sapiens IDIT include:

•	Enhanced process efficiency
•	Reduced expenses for case handling
•	Increased member satisfaction
•	Improved visibility and control

“We are delighted to welcome MPS, our fourth general insurance customer in the UK, to the Sapiens family and would like to extend a ‘thank you’ to our existing clients for helping MPS understand the unique Sapiens’ customer experience,” said Gary Sherne, president of Sapiens' General Insurance and Reinsurance division. “Sapiens’ and MPS’ implementation philosophies closely align – we believe that a system should be a good fit for a client out-of-the-box and provide quick value, without the need for extensive customization. This ‘adopt vs. adapt’ approach is proving to be a valuable differentiator for Sapiens.”

Sapiens IDIT is designed with growth and change in mind, with extensive multi-company, multi-branding, multi-currency and multi-lingual capabilities. Sapiens IDIT’s management system is built on open technology that can easily integrate with any external system or database, and can be used on desktops, laptops, tablets and smartphones.

About the Medical Protection Society (MPS)

MPS is the world’s leading protection organization for doctors, dentists and healthcare professionals. MPS protects and supports the professional interests of more than 300,000 members around the world. MPS is not an insurance company. All the benefits of membership of MPS are discretionary as set out in the Memorandum and Articles of Association. For additional information, please visit: http://www.medicalprotection.org/uk/about-mps

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com